Exhibit 99.1

              Jacada Signs Material Contract with Second
                       Public Utility Provider

   This is the Second Material Contract Signed with a North American
              Public Utility in the Third Quarter of 2007


    ATLANTA--(BUSINESS WIRE)--Sept. 18, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has signed another material contract with a public utility provider. The company uses the term 'material' to indicate that a contract is in excess of $1 million in revenue, which, as a result, is material to the company's business. Revenue from the contract will be recognized in future quarters.

    The public utility sought a solution that would reduce agent desktop complexity and optimize key customer service processes in their contact centers. The company selected Jacada unified service desktop and process optimization solutions to provide a consistent and simplified presentation of key information for critical call processes in order to reduce agent training time, increase agent productivity and improve overall customer service.

    "Four major utility providers have recently partnered with Jacada because we are uniquely positioned to help them address issues associated with regulatory compliance, adherence to procedures and best practices, and improving customer satisfaction," said Paul O'Callaghan, president of Jacada. "This is particularly exciting as Jacada sees our early successes within the telecommunications industry being duplicated in an increasingly diverse and expanding set of additional vertical markets including retail, financial and entertainment. As our market continues to grow, and as companies realize the strategic and significant advantage of a unified service desktop, we are experiencing a corresponding increase in the number of material contracts in our pipeline."

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.


    CONTACT: Jacada
             Media Contact
             Cindy Curtin
             770-352-1300
             ccurtin@jacada.com
             or
             Investor Relations Contact
             Peter Seltzberg
             Hayden Communications
             646-415-8972
             peter@haydenir.com